May 15, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Daniel M. Bradbury
President and Chief Executive Officer
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

      Re: **Amylin Pharmaceuticals, Inc.**
                Soliciting Materials on Schedule 14A filed May 5, May 8, May 11, and
                May 11, 2009
                File No. 000-19700

Dear Mr. Bradbury:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials Filed May 5, May 8, May 11, and May 11, 2009

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

     - statements in soliciting materials filed on May 5, 2009 in which you disclose the Icahn and Eastbourne slates "do not have relevant expertise to drive value creation for shareholders" (emphasis added); and,

     - bullet points under the heading "debunking Ichan's assertions" in the materials filed on May 11, 2009.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2. You assert throughout your soliciting materials that the nominees proposed by Mr. Icahn and Eastbourne have offered no alternative plan for Amylin beyond the push for a premature sale and are advancing a "sell now" agenda. Please refer to the soliciting materials filed by Icahn on April 21, 2009 and Eastbourne on April 24, 2009 challenging the company's statements in that regard. Given the Icahn and Eastbourne statements, it is not apparent that there is sufficient basis for continued company assertions regarding the immediate sale agenda of the Icahn and Eastbourne parties. In future filings, please refrain from making such statements or in the alternative provide support for your statements.

3. We note reference to data comparing the financial performance of companies during periods in which Icahn representatives joined various boards through April 27, 2009. Given the significance of market volatility during the last year, in future filings, please provide disclosure regarding material market developments and crisis that could also have contributed to the overall decline in performance of the various companies listed. In addition, provide context to the disclosure presented and disclose whether Icahn representatives were a minority or majority of the Board of the companies cited. This comment also applies to the data presented on Adventrx.

4. We note your statement that Icahn and Eastbourne have articulated no strategic vision for the company. Please refer to the soliciting materials filed May 5, 2009 by Eastbourne, in which it lists the ways in which it will encourage the board to objectively re-assess the company's current strategy. Please also refer to the soliciting materials filed May 6, 2009 by Icahn, in which he argues the ways in which electing his directors could help Amylin. In light of this disclosure, please provide support for your statement.

Closing Comments

As appropriate, please respond promptly to our comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to the undersigned at (202) 551- 3757 or in her absence to Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3758.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions